[ARDMORE SHIPPING CORPORATION LETTERHEAD]

March 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation Registration Statement on Form F-1 (No. 333-193918)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on Form F-1 on February 13, 2014, as amended, be accelerated so that it will be made effective at 3:30 p.m. Eastern Standard Time on March 5, 2014, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Robert E. Lustrin at (212) 574-1420 or Andrei Sirabionian at (212) 574-1580 at Seward & Kissel, counsel to the Company.

[Signature Page to Acceleration Request to Follow]

Yours truly,

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name:	Paul Tivnan
Title:	Chief Financial Officer, Secretary and Treasurer